Ex. 99-B.4.10

ING Life Insurance and Annuity Company

ENDORSEMENT

Add the following to the section entitled Definitions.

Loan Account: An accounting device used to keep a record of loan activity. For each loan, an amount equal to the loan amount is transferred from the Investment Options in which the Individual Account is invested and is credited to the Loan Account. The Loan Account is then credited with interest at a rate which is not less than the Loan Interest, less [2.5%], on an annual basis.

Loan Effective Date: The date on which the Company receives a loan agreement in good order at its Home Office or Service Center.

Loan Interest Rate: The interest rate the Company charges on a loan.

Monthly Average Corporates: Moody's Corporate Bond Yield Average-Monthly Average Corporates published by Moody's Investors Service, or its successor, or a substantially similar average as may be allowed by law or regulation.

Add the section titled Loans.

Loans: During the accumulation period, loans are granted (1) as permitted under applicable law; (2) subject to the terms and conditions of the loan agreement; and, (3) in accordance with the following provisions.
(a)

Amount available for loan: The amount available for loan is limited to the vested Individual Account Current Value attributable to Participant contributions, plus any amounts allowed by the employer's plan. Amounts available from some investment options may be subject to limitations specified in the loan agreement. To obtain the loan amount requested, these limitations may require the Participant to transfer funds from certain investment options. The amount, if any, from the Fixed Plus Account may be subject to a default charge if the Participant defaults on a loan.

For plans subject to ERISA, the minimum loan amount is $1,000. For plans not subject to ERISA, the minimum loan amount is defined in the loan agreement.

The maximum loan amount is the lesser of:

(1)	Fifty percent (50%) of the vested Individual Account Current Value, including any Loan Account, reduced by the amount of any outstanding loan balance on the Loan Effective Date; or
(2)	Fifty thousand dollars ($50,000) reduced by the highest outstanding loan balance for the preceding 12 months.
The amount of all outstanding loans cannot exceed $50,000. We reserve the right not to grant a loan request if the Participant has an outstanding loan in default.
(b)	Loan Interest Rate:
(1)

Plans subject to ERISA: The Company will set a Loan Interest Rate on the first business day of each month. The interest rate will be equal to the Monthly Average Corporates for the calendar month ending two months before the Loan Interest Rate is effective. The initial interest rate for each loan is the rate for the calendar month in which the Loan Effective Date occurs. The initial interest rate is effective for a period of time not less than three months and not more than one year. The period is specified in the loan agreement. For each subsequent period, the interest rate is adjusted if the new rate is at least 0.5% higher or lower that the current interest rate. The Company will provide written notification of any change to the Loan Interest Rate.

(2)	Plans not subject to ERISA: The Loan Interest Rate will not be greater than 8% on an annual basis.

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(c)	Loan repayment: Repayment is as set forth in the loan agreement, or a Participant may repay a loan in full at any time.
(d)

Partial Withdrawal(s) while a loan is outstanding: The amount available for partial withdrawal while a loan is outstanding is equal to the vested Individual Account Current Value, including the Loan Account, minus 125% of the outstanding loan balance.

(e)	Full Withdrawal while a loan is outstanding: When a full withdrawal is requested while a loan is outstanding, one of the following occurs:
(1)

If the vested Individual Account Current Value available for distribution is sufficient to repay (a) the outstanding loan balance plus (b) any applicable Fixed Plus Account default charge, that amount (the total of (a) and (b), minus the Loan Account balance is deducted from the vested Individual Account Current Value and the loan is canceled. The outstanding loan balance, if not previously reported, will be reported to the Internal Revenue Service as a distribution.

(2)

If the vested Individual Account Current Value available for distribution is not sufficient to repay (a) the outstanding loan balance plus (b) any applicable Fixed Plus Account default charge, the withdrawal amount cannot exceed the vested Individual Account Current, including the Loan Account, minus 125% of the outstanding loan balance and a full withdrawal cannot be made until the loan is repaid in full.

(f)

Electing an annuity option while a Loan is outstanding: Before all or any portion of the vested Individual Account Current Value is used to purchase Annuity payments, the Participant may repay any outstanding loan balance, or the vested Individual Account Current Value is adjusted to cancel the loan as described in "Full Withdrawal While a Loan is Outstanding" above.

(g)

Death of the Participant while a Loan is outstanding: If a death benefit claim is submitted for an Individual Account with an outstanding loan, the vested Individual Account Current Value, including the amount of the Loan Account, is reduced by the amount of the outstanding loan balance before the death benefit amount is determined.

(h)	Loan payment default: If the Company does not receive a loan payment when due, the defaulted payment is treated as follows:
(1)

If the amount of the vested Individual Account Current Value available for distribution is sufficient to repay (a) the amount of the defaulted payment, plus (b) any applicable Fixed Plus Account default charge, that amount is deducted from the vested Individual Account Current Value; or

(2)

If the amount of the vested Individual Account Current Value available for distribution is not sufficient to repay (a) the outstanding loan balance, plus (b) any applicable Fixed Plus Account default charge, the Loan Account will continue to earn interest, and interest will continue to be charged on the defaulted amount until it is repaid in its entirety or until there is a sufficient amount in the Individual Account to repay the total amount due in (a) and (b) above. This will generally be when the Participant reaches age 59 1/2 or separates from service.

Paragraph (a) under the following heading is amended as shown below:

Section 2.06 Control of Contract
(a)

Nontransferable and Nonassignable: This Contract and any Individual Accounts are nontransferable and nonassignable, except to the Company in the event of a loan, or pursuant to a "qualified domestic relations order" as set forth under the Internal Revenue Code of 1986, as it may be amended from time to time.

Paragraph (e) is added under the following heading:

Section 3.08 Notice to the Participant
(e)	The Loan Account Value.

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Section 3.12 Partial Withdrawal from the Fixed Plus Account is amended by the replacement of the 1st paragraph with the following paragraph:

The amount eligible for partial withdrawal is 20% of the Current Value of the amount held in the Fixed Plus Account on the day the Company's Home Office receives a written request, reduced by any previous Fund Transfer, partial withdrawal or amounts taken as a loan or used to purchase Annuity benefits during the prior 12 months. The Company reserves the right to include amounts paid under ECO, LEO and SWO for purposes of applying this 20% limit. However, SWO and LEO are unavailable if a Fixed Plus Account Transfer or withdrawal is requested within the current 12 month period.

Paragraph (a) under the following heading is amended as shown below:

Section 3.13 Payment of Fixed Plus Account Full Withdrawal
(a)

One-fifth of the Current Value on the day the request is received in good order at the Company's Service Center, reduced by any amount from the Fixed Plus Account that was transferred, withdrawn or used for a loan or to purchase Annuity benefits during the prior 12 months.

Paragraph (c) under the following is amended as shown below:

The Fixed Plus Account full withdrawal payment provision will be waived when a withdrawal is:
(c)	When the amount in the Fixed Plus Account is $3,500 or less and no amount has been withdrawn, transferred, taken as a loan, or used to purchase Annuity benefits during the previous 12 months.

Paragraph (c) under the following heading is amended as shown below:

Section 3.15 Amount Payable at Death (Before Annuity Payments Start)

For each Individual Account, the death benefit is guaranteed to be the greater of:
(c)

The total of Net Contribution(s) made to the Individual Account minus the total of all partial withdrawals and annuitizations made from the Individual Account and any amount allocated from the Individual Account to the Loan Account.

Section 4.01 Distribution Options is amended by the addition of the following:

LEO and SWO are not available if there is an outstanding loan under the Individual Account. Payments will cease if a loan is granted while LEO and SWO is in effect.

This endorsement is effective and made part of the contract and the certificate when accepted by the Contract Holder, or on the effective date of the contract or certificate, whichever is later.
/s/ Brian D. Comer
President ING Life Insurance and Annuity Company

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